UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Focusmate Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 28, 2016

Physical address of issuer
181 E 119th St, Apt 8J, New York, NY 10035

Website of issuer
https://www.focusmate.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
January 18, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$29,325.00	$100.00
Cash & Cash Equivalents	$29,325.00	$100.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$51,931.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

September 21, 2018

FORM C

Up to $1,070,000.00

Focusmate Inc

Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Focusmate Inc, a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.focusmate.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 21, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIMETRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as an indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://www.focusmate.com

The Company must continue to comply with the ongoing reporting requirements until:
>   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
>   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
>   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
>   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
>   (5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Focusmate Inc (the "Company") is a Delaware corporation, formed on June 28, 2016. The Company is currently conducting business under the name of Focusmate.

The Company is located at 181 E 119th St, Apt 8J, New York, NY 10035.

The Company's website is https://www.focusmate.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Focusmate is building a digital work environment, providing human interaction and accountability exactly when and how people need it to maximize productivity. Our primary business is a software as a service ("SaaS") subscription sold to both consumer and business customers.

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of Crowd SAFE outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of Crowd SAFE	1,070,000
Total Units of Crowd SAFE outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 18, 2019
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	The Securities have no voting rights at present or when converted.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue and we rely on external financing to fund our operations.
We are a startup Company. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. If we fail to raise the Minimum Amount in this Offering or fail to execute our business plan successfully, then we will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct or a user's actual or alleged conduct via one of the Company's products or services. Because the Company relies on video for accountability, it cannot control the actions of every user. Therefore, there may be times when users use the video accountability in a way not intended by the Company. This may result in negative public opinion about the Company and its products. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Taylor Jacobson and Michael Galanos who are the President and Chief Executive Officer, and the Chief Technology Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Taylor Jacobson and Michael Galanos although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Taylor Jacobson or Michael Galanos or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Taylor Jacobson and Michael Galanos in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Taylor Jacobson or Michael Galanos die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be

breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE. Because the Units of Crowd SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of a return on Purchaser's investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 85.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement which ensures their CF Shadow Securities will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a Liquidity Event (as defined below), may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a Liquidity Event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a Liquidity Event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Focusmate is building a digital work environment, providing human interaction and accountability exactly when and how people need it to maximize productivity. Our primary business is a SaaS subscription sold to both consumer and business customers.

Business Plan
Focusmate will offer products and services that boost the productivity of people who work alone (e.g., remote workers, freelancers, entrepreneurs, and students). Our first product, virtual coworking, serves both the consumer and business markets, and generates revenue through a paid software subscription. This product will be marketed through a combination of digital marketing, partnerships, and public relations.

History of the Business
The Company was founded in June 2016 by Taylor Jacobson. Michael Galanos joined as a co-founder in January 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
Virtual Coworking	Our virtual coworking product allows users anywhere in the world to virtually sit side-by-side, remotely via video call, while each doing their own work.	Our market category is productivity software. We serve remote workers/teams, self-guided learners, freelancers, students, and entrepreneurs.

The proceeds of this offering will enable us to substantially enhance the virtual coworking product.

Competition
The Company's primary competitors include Work In Progress, Maker Goals by Product Hunt, Complice, and Cowrkr.xyz, and other productivity software that uses accountability as it's competitive advantage.

The market for productivity products and services is diverse and highly competitive, with segments including: pharma/nootropics, organization and prioritization, self-improvement and education, private coaching and therapy, environment and workspace, video collaboration, scheduling and calendar sync, and our vertical, digital coworking and community accountability. Within our vertical market, Focusmate is the only company offering live, synchronous, peer accountability from another human being, with an intense focus on the quality and efficacy of the interaction. We differentiate ourselves by going further to ensure our users are productive, which we achieve through deep expertise in behavioral science, partnerships with the top academics and practitioners in the field, and a singular focus on providing the most hands-on support possible. Whereas other companies optimize for speed or ease of use or scalability, we start with the end in mind, i.e. "What does it take to guarantee someone shows up and does their work?" We believe in designing the best experience first, and working backward to make it scalable with software.

Supply Chain and Customer Base
Our core software is built in house. Our service also leverages third party software, including appear.in (synchronous video), Zapier (automation), Drip (email marketing), AWS and Digital Ocean (web hosting), and G Suite (email). In general we only rely on third party suppliers for commoditized services that allow us to deliver high quality end-user experiences at an affordable internal cost, with minimal operational risk or supply risk.

We are pre-revenue, but we have approximately 65 paying pilot customers that include independent freelancers, small business owners, remote workers, graduate students, and entrepreneurs. We also have a verbal commitment from a global consulting firm to conduct our first enterprise pilot. We reach new users through digital marketing, user referrals, and influencer partnerships.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5237138	Providing temporary use of a non-downloadable web application for enhancing peer-to-peer productivity and collaboration.	FOCUSMATE	December 8, 2016	July 4, 2017	United States

Governmental/Regulatory Approval and Compliance
We are not required to have any special license or approval to conduct business. We are registered to do business in the State of New York, where we are headquartered.

Litigation
None

Other
The Company's principal address is 181 E 119th St, Apt 8J, New York, NY 10035

The Company conducts business in New York, New York United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Estimated Attorney Fees	6.00%	$1,500	0.14%	$1,500
Estimated Accountant/Auditor Fees	12.00%	$3,000	0.28%	$3,000
General Marketing	40.00%	$10,000	37.38%	$400,000
Research and Development	36.00%	$9,000	37.38%	$400,000
General Working Capital	0.00%	$0	18.81%	$201,300
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Taylor Jacobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, June 2016 to Present
President, January 2017 to Present
Treasurer, January 2017 to Present
Secretary, January 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, Focusmate Inc, June 2016 – Present. As CEO, Mr. Jacobson operates the day to day business of Focusmate.
- Leader, Venwise, May 2015 – Present. Mr. Jacobson facilitates an open and real environment amongst a group of six to eight C-suite executives.

- Coach of the Startup Studio at Cornell Tech, February 2018 – Present. Mr. Jacobson acts as a mentor and an advisor to various startups in the program.
- Partner, TeamPossible, July 2012 – Present. Mr. Jacobson helps leaders successfully apply the science of high performance at the individual, team and organizational level to sustainably drive business results, wellbeing and satisfaction.
- Member, Forbes Councils, March 2016 – June 2017. Mr. Jacobson was a Member of the Forbes Coaches Council, a selective network of leadership and professional development coaches and consultants.

Education
Duke University, B.S. Economics and Public Policy Studies, Cum Laude

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Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Taylor Jacobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, June 2016 to Present
President, January 2017 to Present
Treasurer, January 2017 to Present
Secretary, January 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, Focusmate Inc, June 2016 – Present. As CEO, Mr. Jacobson operates the day to day business of Focusmate.
- Leader, Venwise, May 2015 – Present. Mr. Jacobson facilitates an open and real environment amongst a group of six to eight C-suite executives.
- Coach of the Startup Studio at Cornell Tech, February 2018 – Present. Mr. Jacobson acts as a mentor and an advisor to various startups in the program.
- Partner, TeamPossible, July 2012 – Present. Mr. Jacobson helps leaders successfully apply the science of high performance at the individual, team and organizational level to sustainably drive business results, wellbeing and satisfaction.
- Member, Forbes Councils, March 2016 – June 2017. Mr. Jacobson was a Member of the Forbes Coaches Council, a selective network of leadership and professional development coaches and consultants.

Education
Duke University, B.S. Economics and Public Policy Studies, Cum Laude

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Name
Michael Galanos

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, July 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Chief Technology Officer, July 2018 - Present. As CTO at Focusmate, Mr. Galanos is responsible for building and maintaining Focusmate technology and recruiting and managing technical employees and contractors. Prior to this role, Mr. Galanos was a freelance contractor with Focusmate.
- Software Engineer, Focusmate Inc, 2017- July 2018.
- Contract Engineer, Focusmate Inc, 2016 - 2017.
- Senior Software Engineer, Intel Corporation, February 2013 - December 2015. Provided technical leadership and guidance for non-access stratum mobility management layer (NAS MM) and resolved defects in a timely manner. Designed and implemented new 3GPP NAS MM features for Intel modems.

Education
Southern Illinois University, B.S. Electrical Engineering

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee in New Jersey, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	11
Voting Rights	No voting rights until converted into Common Stock.
Anti-Dilution Rights	These Convertible Notes do have anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If these notes convert into Common Stock prior to the conversion of the Crowd SAFE, then they may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	7.3%

Type of security	Common Stock
Amount outstanding	585,953
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	Shareholders of Common Stock do have anti-dilution rights and the right of first refusal.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	92.7%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Craig Jacobson
Amount outstanding	$37,411.64
Interest rate and payment schedule	Interest accrual start date was April 5, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Notes
Name of creditor	Linda Grosser
Amount outstanding	$26,722.60
Interest rate and payment schedule	Interest accrual start date was April 5, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Note
Name of creditor	Carrie Molay
Amount outstanding	$8,000.34
Interest rate and payment schedule	Interest accrual start date was April 21, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	April 5, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,000,000.00 (USD) or a discount rate of 40%

Type of debt	Convertible Notes
Name of creditor	The 2010 Nir Eyal and Julie Li-Eyal Revocable Trust
Amount outstanding	$10,394.52
Interest rate and payment schedule	Interest accrual start date was November 6, 2017 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Jamie Shiller
Amount outstanding	$15,172.60
Interest rate and payment schedule	Interest accrual start date was May 29, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	M3G Capital LLC
Amount outstanding	$15,121.23
Interest rate and payment schedule	Interest accrual start date was June 23, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Matthew Gelb
Amount outstanding	$15,108.90
Interest rate and payment schedule	Interest accrual start date was June 29, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	December 31, 2019
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $3,300,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Betaworks Venture 1.0, LP
Amount outstanding	$25,000.00
Interest rate and payment schedule	Interest accrual start date was September 6, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	John Devor
Amount outstanding	$50,356.16
Interest rate and payment schedule	Interest accrual start date was June 30, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	CoVenture IV, LLC
Amount outstanding	$75,349.32
Interest rate and payment schedule	Interest accrual start date was July 18, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	Alex Lorton
Amount outstanding	$15,008.22
Interest rate and payment schedule	Interest accrual start date was August 19, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

Type of debt	Convertible Notes
Name of creditor	A-FBW-11-Fund, a series of AX-EvKo-Funds, LLC
Amount outstanding	$100,375.00
Interest rate and payment schedule	Interest accrual start date was September 6, 2018 with an interest rate of 5%. Payout is deferred.
Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	May 29, 2020
Other material terms	Converts upon financing of at least $1,000,000.00 (USD) at either a Valuation cap of $4,500,000.00 (USD) or a discount rate of 25%

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	3	$67,500.00	General working capital	April 5, 2017	Rule 506(b)
Convertible Notes	3	$40,000.00	General working capital	November 1, 2017	Rule 506(b)
Convertible Notes	7	$255,375.00	General working capital	May 15, 2018	Rule 506(b)
Common Stock	59,524	$0.60	General Working Capital	October 26, 2017	Rule 701
Common Stock	526,429	$52.64	General Working Capital	February 21, 2017	Section 4(a)(2)

Ownership

A majority of the Company is owned by its founders, Taylor Jacobson, and Michael Galanos.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Taylor Jacobson	85.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: launching its beta product; monetizing; realizing $100K in monthly recurring revenue from its product; and raising the next round of capital.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. The influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically enabling us to invest an additional 20-25% in product development and marketing, while also extending our runway by several months. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 18, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

A purchase request is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Target Offering Amount is reached prior to January 18, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). *Investors who committed on or before such notice will have until the 48 hour before the new offering deadline to cancel their investment commitment.*

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before January 18, 2019.

The Company may only conduct another close before January 18, 2019 if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before January 18, 2019.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities has been arbitrarily determined and set at $1.00. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.0001 per share, of which 585,953 common shares will be issued and outstanding.

Not currently Equity interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,500,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does have voting agreements in place with its current stockholders.

The Company does have shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Craig Jacobson and Linda Grosser
Relationship to the Company	Parents of Taylor Jacobson, who is the CEO
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	Convertible Note holders
Benefits or compensation received by Company	$60,000.00
Description of the transaction	Craig Jacobson and Linda Grosser purchased certain convertible notes from the Company.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Taylor Jacobson
(Signature)

Taylor Jacobson
(Name)

President and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Taylor Jacobson
(Signature)

Taylor Jacobson
(Name)

Director
(Title)

9/21/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Video Transcript
Exhibit C	Offering Page
Exhibit D	Form of Crowd SAFE

EXHIBIT A

Financial Statements

FOCUSMATE INC.

(a Delaware corporation)

f/k/a FOCUSMATE LLC

Unaudited Financial Statements for the Period

from June 28, 2016 (Inception) through December 31, 2016

and the Year Ended December 31, 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 14, 2018

To: Board of Directors, FocusMate Inc.
 Attn: Taylor Jacobson

Re: 2017-2016 Financial Statement Review
 FocusMate Inc.

We have reviewed the accompanying financial statements of FocusMate Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year-ending period of 2017 and from June 28, 2016 (inception) through December 31, 2016, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

FOCUSMATE INC.

BALANCE SHEET

As of December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

ASSETS	**2017**	**2016**
Current Assets:		
Cash and cash equivalents	$ 29,325	$ 100
Prepaid expenses	0	0
Total Current Assets	29,325	100
TOTAL ASSETS	$ 29,325	$ 100
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 1,100	$ 0
Accrued interest	2,555	0
Total Current Liabilities	3,655	0
Convertible Notes	77,500	0
TOTAL LIABILITIES	81,155	0
Stockholders' Equity:		
Member Capital	0	100
Common Stock, $0.00001 par value, 10,000,000 shares authorized and 585,953 shares issued as of December 31, 2017	6	0
Additional paid in capital	95	0
Retained earnings	(51,931)	0
Total Stockholders' Equity	(51,830)	100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 29,325	$ 100

FOCUSMATE INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
Revenues	$ 0	$ 0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating Expenses:		
Research and development	0	0
General and administrative	49,376	0
Sales and marketing	0	0
Total Operating Expenses	49,376	0
Operating Income (Loss)	(49,376)	0
Interest Income (Expense)	(2,555)	0
Pretax Income (Loss)	(51,931)	0
Provision for Income Taxes	0	0
Net Income (Loss)	$ (51,931)	$ 0

FOCUSMATE INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Units (Value)	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2016	100	0	$ 0	$ 0	$ 0	$ 100
Net Income (Loss)	0	0	0	0	0	0
Balance as of December 31, 2016	0	0	0	0	0	100
Issuance of common stock upon conversion from LLC to Corporation	(100)	500,000	5	95	0	0
Sale of common stock	0	85,953	1	0	0	1
Net Income (Loss)	0	0	0	0	(51,931)	(51,931)
Balance as of December 31, 2017	0	585,953	$ 6	$ 95	$ (51,931)	$ (51,830)


FOCUSMATE INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (51,931)	$ 0
Add back:		
Interest capitalized as principal on convertible notes	0	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (Decrease) in prepaid assets	0	0
(Decrease) Increase in accrued expenses	1,100	0
(Decrease) Increase in interest payable	2,555	0
Net Cash Used In Operating Activities	(48,276)	0
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of member units	0	100
Issuance of convertible notes	77,500	0
Issuance of common stock	1	0
Net Cash Provided By Financing Activities	77,501	100
Net Change In Cash and Cash Equivalents	29,225	0
Cash and Cash Equivalents at Beginning of Period	100	0
Cash and Cash Equivalents at End of Period	$ 29,325	$ 100
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0
Non-Cash Investing and Financing Activities		
Conversion of convertible notes	$ 0	$ 0

FOCUSMATE INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
See the accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

FocusMate Inc. (which may be referred to as the "Company," "we," "us," or "our") was formed February 21, 2017 as a result of a conversion in the entity legal structure from a limited liability company to a corporation. The original LLC was incorporated on June 28, 2016 in Delaware as FocusMate LLC. The Company is headquartered in New York.

Since Inception, the Company has relied on advances from founders, credit cards and raising capital through sale of stock and convertible notes to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $29,325 and $100, respectively, of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company did not have any outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are

eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and

testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2017. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 –CONVERTIBLE NOTES

During the year ended December 31, 2017, the Company issued $77,500 of convertible notes. The notes mature $67,500 on April 5, 2019 and $10,000 on December 31, 2019 and all notes accrue interest at a rate of 5% per year. The notes are automatically convertible into equity on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 60% (for $67,500 of the notes) or 75% (for $10,000 of the notes) of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If a change of control occurs before the maturity date, then the Company will pay the holder of the convertible note two times the aggregate amount of principal and interest.

NOTE 6 – STOCKHOLDERS' EQUITY

As part of the conversion from Focusmate LLC, a limited liability corporation, and Focusmate Inc. during 2017, the Company converted the ownership of 100% of the membership units from Focusmate LLC into 500,000 number of units of common stock in the surviving company.

During 2017, the Company issued 59,524 shares of common stock of which the unvested shares are subject to repurchase if the individual who purchased the shares is no longer an employee, consultant, advisor, officer or director of the Company. Shares vest at 11,908 on January 15, 2018 and the remaining shares will vest ratably by month over the remaining 48 months. All shares will be fully vested on January 15, 2022 or upon a change in control assuming all other conditions of the stock purchase agreement continue to be met.

During 2017, the Company issued 23,438 shares of common stock to an advisor which are subject to a vesting agreement. Shares vest ratably over the life of the advisor and consulting agreements. Shares are subject to a put option which allows the stock holder to require the company to repurchase the common stock if the Company is being acquired. The put option expires after the Company raises $750,000 of equity. The purchase price of the put equals $250,000 times the holder's ownership percentage on a fully diluted basis divided by 4%.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), credit cards, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Sale of Short-Term Convertible Notes
Between May, August and September 2018, the Company issued $360,375 of convertible notes. The notes mature either December 31, 2019 and May 29, 2020 and accrue interest at a rate of 5% per year. The notes are automatically convertible into equity on the completion of an equity offering of $750,000 or $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 75% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,050,000 or $4,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If a change of control occurs before the maturity date, then the Company will pay the holder of the convertible note two times the aggregate amount of principal and interest.

Convertible Note Repurchase
In September 2018, the Company repaid a single holder of a convertible note worth $25,000 including the full amount of borrowed principal and accrued interest.

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs for up to $1,070,000. The Company is attempting to raise up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through September 14, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

Hey there, I'm Taylor Jacobson, founder of Focusmate.

A few years ago, I started working remotely, and I went from being a top performer to almost getting fired because of procrastination.

Working alone is hard, and if you've ever been an entrepreneur, a freelancer, a remote worker, a student, you know this from experience.

Unfortunately, this problem is only getting worse. We live in the era of distractions. Meanwhile, more and more of our work is happening alone. 2018 research by Gallup showed that almost 1 in 3 computer workers are now remote.

This is why I founded Focusmate.

Focusmate is building the digital workplace—the digital environment of the future, providing human interaction and accountability, exactly when and how we need it to get things done.

Our first product is virtual coworking. Two users anywhere in the world can sit side by side, remotely on a video call, while each working on their own projects, their own business, their own work.

This creates a powerful accountability effect. It's like going to the library with a study buddy, except it all happens online, on demand, for anyone, and any task.

Through our pilot, 96% of users say Focusmate improves their productivity by at least half. In early monetization, we've converted a remarkable 51% of users into paying customers. And active users schedule 11 50-minute appointments every week.

Now, this is just the beginning. Below, you can learn all about our business, including our vision, our incredible team, and our ambitious plans.

I believe each of us have gifts, but we can all use a little help unlocking them. Join us in our mission to help millions of people around the world take back their time and do their best work.

So please, click on that big blue button to invest in Focusmate today.

Hi, my name is Nir Eyal and I'm investing in Focusmate because I see a habit-forming product that has the potential to not only be a great business but also can improve the lives of millions of people by helping them disconnect from distraction and focus on important work. It's a great tool for getting things done that I've used in my own life and I'm excited to be an investor to help bring it to others.

We at CoVenture invested in Focusmate for its team, product and market. The team, led by its CEO and founder Taylor Jacobson, has proven its ability to squeeze a dollar and get to market fast. Users love the product, which clearly fits a need, and the market is large and growing, fueled by big trends in remote work, distance learning, and the growth of the gig economy.

Just reaching out to say thank you for creating Focusmate, I love this service.

Focusmate has become an important part of my weekly routine.

Focusmate as a tool is literally life-changing.

Focusmate is something that make sure that I'm at my desk, working at my computer. Without it I'm not sure I'd be able to get done half of what I get done every day.

I'm able to actually sit down and focus on all of my goals and get them done in a shorter amount of time than I would by myself.

It takes you from being anxious about what you don't think you have the strength of talent to be able to do to immediately doing that task.

I work from home by myself and motivation can be quite a challenge, so I'm really glad I found Focusmate.

Focusmate helps me to be up and ready to work much earlier so I can focus on what matters most to me first thing in the morning.

Focusmate has been the tool that has helped me find the productivity and focus to launch my own business.

It's become indispensable for me to get important work done.

I just wanted to say what an amazing product you have in Focusmate.

Focusmate helped me launch some of my personal projects that I've been putting off for years.

I don't know how I'd get any work done without Focusmate.

EXHIBIT C

Offering Page



Company Name	Focusmate
Logo	
Headline	Where work gets done
Cover photo	

Hero Image



Tags

Tech, SAAS, B2C, Productivity, Collaboration

Pitch text

We believe that most global problems would get solved if each of us could do our best work. Our mission is to make that happen. But we can't do it without you.

Focusmate snapshot:
- The workforce is more isolated and distracted than ever before in history—and the problem is getting worse
- Focusmate is a building the digital workplace of the future—the digital environment where people will go to get things done
- Focusmate's virtual coworking product optimizes remote work productivity via peer accountability

Deal highlights:
- Through our pilot, 96% of users surveyed say Focusmate improves their productivity by at least half
- 51% of users have converted to paying customers and active users book 11 fifty-minute appointments every week
- Daily active users growing 20% month over month
- Originated from Taylor Jacobson's executive coaching background, with clients like Yale, Wharton and Cornell
- $350K in backing from top investors including CoVenture, Betaworks, Towerview Ventures, and Nir Eyal, "the prophet of habit-forming technology" according to MIT Technology Review

As Featured In

Men'sHealth　　**Small Business TRENDS**　　**lifehacker**　　**the**muse

Problem

It's never been harder to focus than it is today

Workers are more isolated and distracted
than ever before in history



Every day, more and more of us are faced with the challenging reality of working in isolation—remote workers, freelancers, entrepreneurs, students, side hustlers.

Meanwhile distractions are at an all-time high, with procrastination and adult ADHD now at record rates, and still rising.

And yet, with technology automating more of what we do, the ability to do focused, creative work has never been more valuable.

Seeking productivity, U.S. consumers spend $46B annually



A slew of solutions have proven ineffective at addressing procrastination—from task managers and site blockers, which skirt the problem, to pills and coaching, which are both expensive and inadequate.

Meanwhile, isolated workers attempt to stimulate social accountability by resorting to coffee shops, coworking spaces, and online chat-rooms, which often prove counterproductive.

Solution

Focusmate works when nothing else will

Focusmate provides accountability exactly when and how we need it to get things done—"in person" from another human



Our starting point is a virtual coworking product that induces what psychologists call *flow*: long stretches of intense focus.

Two users, anywhere in the world, act as accountability partners, sitting side-by-side while doing their work, during a 50-minute video interaction.

These sessions use an evidence-based format designed to optimize productivity.

How It Works
1. **Decide when to work.** Users select the times when they want to be productive.
2. **Launch the video session.** Users begin each 50-minute session by greeting their partner and declaring their goal, before getting down to work.
3. **Get work done**. Users work quietly in tandem and experience the power of human accountability.



If productivity was an Olympic sport, they'd be testing your devices for evidence of use.

~James, 56 sessions completed

Focusmate drives productivity using the same brain reward mechanisms as social media and games, which consume 44% of all app usage.



*I have at times paused during my session thinking,
I'm actually living the life I want to live, right now!
Focusmate is a miracle!*

~Thao, 710 sessions completed

Revenue model:

Focusmate is pre-revenue, and will monetize in 2019 through a freemium subscription model. Here is an illustrative set of user plans:


Basic
FREE
forever
10 sessions per month
Basic features
Premium
$20
/ month
Unlimited sessions
All basic features
plus favorites & blocking
Access groups
Team
$10
per seat / month
All premium features
Private channel
Administrator functionality

Science

Powered by powerful tribal psychology

Our model has been applied successfully in other domains, e.g. Peloton for fitness, but not yet for productivity

Workplace research has proven that the most effective behavioral triggers are human ones, rooted in millennia of tribal evolution.

Because human development occurred in tribal societies where survival was dependent on those around us, humans are hardwired to respond to *social* triggers in ways that are almost impossible to resist.

Focusmate Behavioral Triggers



Case study: Peloton

This human model has been applied successfully in the fitness industry by Peloton, a Series F startup with a $4Bn valuation. Peloton offers group fitness classes that participants join remotely, to boost their motivation and accountability.

Focusmate is applying this powerful and proven model to productivity.

Pilot Results

The numbers tell the story

The pilot results strongly validate our approach

- 5,000+ pilot opt-ins via guerrilla marketing (~1/4) and word of mouth (~3/4)
- Active users schedule **10.8 sessions per week**
- Over **12,000 appointments** scheduled in August
- Early monetization tests have **converted 51% to paying customers**

Growth in key metrics:

Daily Active Users Growing 20% Per Month



Monthly Active Users Growing 17% Per Month



Monthly Bookings Growing 17% Per Month



Opportunity

We're shooting for the moon

Planned features enable access to 4 large markets

Our pilot focused on the $1T freelancer economy, forecast to include 50% of the U.S. workforce by 2020. But that's just the beginning.

Target markets:


Work
Learn
Consumer
Enterprise
Freelancers
50%
of US workforce by 2020
Online Learning
5-7%
course completion rate
Remote Workers
75%
of US workforce remote 1+ days/week
Corporate Training
$70B
industry size, 10% CAGR

Freelancers. Forecast to include 50% of the U.S. workforce by 2020, freelance workers suffer from a lack of accountability and heightened at-home distractions, driving procrastination and income insecurity.

Remote workers. With 3 in 4 computer workers already working remotely at least 1 day per week, enterprise companies will use Focusmate's planned private channels to keep employees connected and productive while working from home.

We're preparing for an enterprise pilot with a global consulting firm in early 2019.

Online education. Online universities, MOOC providers and independent educators face a dire course completion rate of just 5-7%. These institutions will turn to Focusmate to help adult learners succeed through private study groups and office hours.

We're in talks with a leading publisher and a top expert on "learning to learn" to do education pilots in 2019.

Corporate training. As companies look for ways to engage employees and stay competitive, spending on corporate training is rising fast. Focusmate will help transform isolating online training into a "online study hall" with their colleagues.

Marketing plan:

Our strong word-of-mouth creates a path to growth with low acquisition costs.

Our marketing strategy focuses on 5 pillars:


Social / Guerrilla
Activate our community, create leverage with ads
Media
Capitalize on influencer relationships and contrarian narratives
Partners
Offer affiliate commission to strategic partners
Referral
Bolster existing word of mouth with incentives
Search Engine Marketing
Supplement organic rankings with target PPC

Team

In it to win it

Founding team brings passion for productivity
and behavior change

  

Taylor Jacobson	**Mike Galanos**	**Nir Eyal**
Founder & CEO	Co-Founder & CTO	Investor, Advisor
Executive coach for enterpreneurs, executives and growth company managers.	Built first prototype app	"The Prophet of Habit-Forming Technology" –MIT Technology Review
Venwise forum leader for execs at venture-funded NYC technology companies	17 year multifaceted career with Intel & Motorola	#1 WSJ bestselling author of Hooked
Teach for India employee #6	Key contributor to Razr and Surface 3	Investor in Eventbrite, Worklife (acq. Cisco), Refresh.io (acq LinkedIn), ProductHunt (acq. AngelList)
Oliver Wyman, Startup Leadership Program, Duke	BS Electrical Engineering, SIU Carbondale	Former CEO of AdNectar virtual goods (KPCB funded, acquired June 2011)

Coach Taylor's story

After I left my corporate job, I spent several years struggling to build a life that allowed me the creative freedom to realize my potential, while still paying my bills.

I worked as a freelance writer and tutor, started a business, and pursued numerous side hustles before eventually establishing myself as a professional coach for entrepreneurs, growth company executives, and Fortune 100 managers.

Along the way, I tried everything I could find that promised to boost my productivity, and to stop myself from procrastinating and wasting time.



I found productivity apps that helped me organize my to-do list, stay off social media, and manage my calendar.

I also developed my own systems to set long-term goals, to plan my weeks more strategically, and to stick to a strong morning routine.

After helping my coaching clients implement some of these tools, I realized that today's digital workers need a solution for procrastination that didn't exist:

A community to connect with like-minded individuals committed to holding each other accountable, hour by hour, for actually doing the actions contained in those todo lists, productivity tools, and goal trackers.

I created Focusmate to help independent workers break free of the shame and anxiety caused by chronic procrastination, and to enjoy the same benefits of accountability as clients paying thousands of dollars for coaching.

Praise

Life-changing impact
Don't take our word for it—see what our users are saying

Vincent Perry
Full-Time Educator

Joined February 1, 2018 • **477** sessions completed

"I haven't been using Focusmate as long as some folks here, but in the short time I've been using it, it has **literally changed my life**.

"I work independently, and getting myself to stay on task has **always been a struggle**.

"Since I started using Focusmate, I get home and **feel proud of what I've accomplished** that day.

"I've tried all kinds of productivity methods and tricks, and **none has worked like Focusmate**."

Kevin Johnson
Writer

Joined December 24, 2017 • **335** sessions completed

"The Focusmate Side Effect

"Once I started routinely doing my tasks and projects, I no longer had that nagging feeling I should be doing more.

"In my case, this means I am **writing** articles, my music, and my novel **on a regular basis**.

"Today, I realized I **no longer ache over my dreams**. They are right here in my hands.

"**I don't have any worries, just things to do**."

Lori Howard
Career Coach

Joined January 7, 2018 • **342** sessions completed

"I have had **13 session in the past 2 days** - and have been working on one **tedious project** with a deadline of today. I had 10 or so partners.

"I want to give a shout out to ALL of you! Because of you - **I stuck with it**, stayed focused, was uber productive, and **just finished sending the final product** and invoice to the client.

"THANKS FOCUSMATES!"

"Why I'm investing in Focusmate"

Nir Eyal
Author of "Hooked: How to Build

Habit-Forming Products"

Thatcher Bell
Managing Partner, CoVenture

What's Next?

Going big in 2019

We're planning aggressive product improvements
and business expansion

This crowdfunding campaign is the final piece of a capital plan that enables us to invest in product development and business growth.



The key milestones we'll achieve in the next 18 months include:
- Full product launch of Focusmate Beta
- Pilot with online education partners and enterprise client
- Monetization and $100K in monthly recurring revenue
- Achievement of our next funding milestone

And this is just the beginning...

Join us

Invest in the future of
human potential

Join our journey—invest in Focusmate today

Team

   Taylor   Founder & CEO   Serial entrepreneur, reformed procrastinator, student of
                Jacobson   human potential, trained executive coach (clients

include Yale, Cornell, Wharton), featured in GQ, CNN, Forbes, and more. Ex-Oliver Wyman. B.S. from Duke University cum laude.

	Michael Galanos	Co-Founder & CTO	Seasoned software engineer and passionate technologist with 20 years experience. Key contributor to major products like the Razr and Surface 3, used by over 100mm people. B.S. from SIU Carbondale.
	Nir Eyal	Investor & Advisor, Author of "Hooked"	"I'm investing in Focusmate because I see a habit-forming product that has potential to not only be a great business, but also can improve the lives of millions of people by helping them disconnect from distraction and focus on important work."
	Thatcher Bell	Investor, Partner at CoVenture	"We invested in Focusmate because the company is well-positioned, has a compelling product, and is run by a scrappy team . . . Users love the company's virtual co-working solution, as shown by their usage patterns."
	Matthew Hartman	Investor, Partner at Betaworks Ventures	"Where and when people work is changing. Focusmate has the potential to be an important part of the productivity stack in the workplace of the future."
	Michał Roszyk	UX/UI Designer	
	Martyna Królikowska	Graphic Designer	
	Will Card	Growth Hacker	
	Matthew Brochstein	Investor & Advisor, CTO at The Muse	
	Nicolas Grasset	Investor & Advisor, CTO at MakeSpace	
	Evan Korth	Lead Syndicate Investor	"I'm investing in Focusmate because the founder's vision and execution make me confident he can build this company. I think the product has a good chance of being adopted by businesses, learning communities,

freelancers and individuals."

	Fiona O'Donnell McCarthy	Advisor, VP Product at Daily Harvest	
	Jonathan Bloch	Advisor, Chief Scientist at YARN	
	Ali Byrd	Investor, Partner at Towerview Ventures	"Our bet on Focusmate is consistent with our overall investment approach – a talented Duke entrepreneur with a differentiated offering, partnered with a proven lead VC within a growing, attractive market. We could not be more excited!"

Perks

$100	$100 ownership stake
$250	$250 ownership stake + 1 year of premium + $100 credit for 3 of your friends
$550	$550 ownership stake + 3 years of premium + $100 credit for 10 of your friends
$850	$850 ownership stake + 5 years of premium + $100 credit for 25 of your friends
$1,250	$1,250 ownership stake + Lifetime premium membership to Focusmate + $100 credit for 50 of your friends
$1,750	$1,750 ownership stake + Lifetime membership + $100 credit for 50 friends + Consultation with George Kao, authentic marketing coach
$1,750	$1,750 ownership stake + Lifetime membership + $100 credit for 50 friends + Human design consultation with Sandy Freschi, human design expert
$1,750	$1,750 ownership stake + Lifetime membership + $100 credit for 50 friends + Career change consultation with Lori Howard, career coach
$2,250	$2,250 ownership stake + Lifetime membership + $100 credit for 50 friends + Consultation with Taylor Jacobson, founder of Focusmate, on productivity or starting your startup

$2,250	$2,250 ownership stake + Lifetime membership + $100 credit for 50 friends + Consultation with Mike Galanos, co-founder and CTO of Focusmate, on how to build your app
$2,250	$2,250 ownership stake + Lifetime membership + $100 credit for 50 friends + Consultation with Taylor Pearson, author of The End of Jobs, on marketing, crypto, or entrepreneurship
$2,500	$2,500 ownership stake + Lifetime membership + $100 credit for 50 friends + Pitch your idea to Thatcher Bell, managing partner at CoVenture
$3,000	$3,000 ownership stake + Lifetime membership + $100 credit for 50 friends + Dinner with the founders in New York
$3,750	$3,750 ownership stake + Lifetime membership + $100 credit for 50 friends + Have Taylor Jacobson give a keynote, workshop, webinar for your group (travel not included)
$3,750	$3,750 ownership stake + Lifetime membership + $100 credit for 50 friends + Product design consultation with Nir Eyal, behavioral designer and author of Hooked: How to Build Habit-Forming Products
$4,250	$4,250 ownership stake + Lifetime membership + $100 credit for 50 friends + Half-day in-person 1-on-1 productivity consult and life coaching with Taylor Jacobson (travel not included)
$8,750	$8,750 ownership stake + Lifetime membership + $100 credit for 50 friends + Get guaranteed access to beta program for Focusmate private channels
$15,000	$15,000 ownership stake + Lifetime membership + $100 credit for 50 friends + Receive official quarterly investor updates and status reports
$25,000	$25,000 ownership stake + Lifetime membership + $100 credit for 50 friends + Join quarterly investor meetings as an observer + Receive official investor updates + Dinner with the founders in New York

FAQ

How do I calculate the return on my investment?	Let's take a hypothetical scenario. Imagine you invest $5,500 in the crowdfunding campaign. Because of the $5.5mm valuation cap, your investment translates roughly to 0.1% of the company. If the company sells for $100mm, that share will return $100,000, or roughly 18 times your investment. You can modify the sale price to generate different levels of return. Please be advised, startup investing is risky, and there are multiple scenarios in which an investment will have little or no return.
How big do you want	As long as we see potential to fulfil our mission of building products that unlock

Focusmate to get?	human achievement, we aim to execute on that potential. Our belief is that Focusmate can be a multi-billion dollar business, serving over 100 million people across the consumer productivity, business productivity, corporate training, and online education markets, and potentially others as well, including fitness and crafts.
Are you going to shoot for acquisition or IPO? That is how I get a return right?	Yes, we plan to create an exit opportunity for our investors, either through an acquisition or an IPO (initial public offering).
What if you decide not to get acquired or IPO? Does this campaign mean you have to?	While it is technically possible that we don't get acquired or do an IPO, our intention is to honor our commitment to provide our investors with an exit.
Why are you the team to revolutionize productivity? Why should I believe you're the ones to build the next great tech company?	As for me (Taylor), human potential has been my career-long passion, and the thread running through everything I do. In a way, my entire career has prepared me to build this company. The years I spent as an executive coach, working with both startups and big institutions like Yale, Wharton, and Cornell, has given me a deep understanding of what real people struggle with and how to change their behavior to help them get results. Our team is exceptional. Our CTO Mike Galanos is an exceptional critical thinker and a world-class engineer that's built products used by over 100 million people. And we count among our investors and advisors one Nir Eyal, a behavioral designer considered by many to be the world's top expert on building habit-forming products.
Why should I believe you can change a $46 billion industry?	A big industry is a sign of a big problem. Productivity (and procrastination) reflects one of the most universal problems facing humanity. Focusmate is taking a dramatically different approach to this problem, providing a solution that is both much easier and much more effective than anything else available. We do this by asking one question: What would it take to guarantee someone shows up and does their work? From that premise, we are confident that we can offer the best productivity products and services on the market.

EXHIBIT D

Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FOCUSMATE INC

CROWD SAFE

Series 2018

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2018 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Focusmate Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $5,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity

Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS

OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the holders of Units of SAFE.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight corier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Delawaware, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

FOCUSMATE INC

By: _____

Name: Taylor Jacobson

Title: Chief Executive Officer

Address: 181 E 119th St, Apt 8J, New York, NY 10035

Email: taylor@focusmate.com

INVESTOR:

By: _____

Name: _____